                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            VIAVID BROADCASTING, INC.
                            -------------------------
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   925552 10 1
                             -----------------------
                                 (CUSIP Number)

                              HOWARD HESKETT BOUCH
                           GROVE HOUSE, 13 LOW SEATON
                      WORKINTON, CUMBRIA, ENGLAND CA14 1PR

                              PHONE: (604) 588-8146
                              ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 28, 2004
                                ----------------
                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  925552 10 1
--------------------------------------------------------------------------------


1.     Name of Reporting Person                                              Howard Heskett Bouch
       S.S. or IRS  Identification  No. of
       Above Person                                                          Not Required
----------------------------------------------------------------------------------------------------------------
2.     Check the  Appropriate Box if a Member of                             (a)   [ ]
       a Group                                                               (b)   [X]
----------------------------------------------------------------------------------------------------------------
3.     SEC Use Only
----------------------------------------------------------------------------------------------------------------
4.     Source of Funds                                                       PF
----------------------------------------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e) Not Applicable
----------------------------------------------------------------------------------------------------------------
6.     Citizenship or Place of Organization                                  United Kingdom
----------------------------------------------------------------------------------------------------------------
       Number  of Shares  Beneficially  Owned by
       Reporting Person:
                                                  7) Sole Voting
                                                     Power                   2,076,000
                                                  --------------------------------------------------------------
                                                  8) Shared Voting
                                                     Power
                                                  --------------------------------------------------------------
                                                  9) Sole Dispositive
                                                     Power                   2,076,000
                                                  --------------------------------------------------------------
                                                  10)Shared
                                                     Despositive
                                                     Power
----------------------------------------------------------------------------------------------------------------
11.    Aggregate  Amount  Beneficially  Owned By
       Each Reporting Person                                                 2,076,000
----------------------------------------------------------------------------------------------------------------
12.    Check  if  the  Aggregate  Amount  in Row
       (11) Excludes Certain Shares                                          Not Applicable
----------------------------------------------------------------------------------------------------------------
13.    Percent  of Class  Represented  by Amount
       in Row (11)                                                           14%
----------------------------------------------------------------------------------------------------------------
14.    Type of Reporting Person                                              IN





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




ITEM 1.     SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of ViaVid Broadcasting, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 11483 Wellington Crescent, Surrey, British Columbia V3R 9H1.


ITEM 2.     IDENTITY AND BACKGROUND.

         This Statement is being filed by Howard Heskett Bouch ("Holder."). Holder is a citizen of the United Kingdom with an address at Grove House, 13 Low Seaton, Workington, Cumbria, England CA14 1PR. The Holder has been employed as follows:

         1968 Qualified as a Chartered Accountant (Institute of Chartered Accountants in England and Wales
         1970 - 1972 Deloitte & Co, Lusaka, Zambia
         1972 - 1976 Chief Accountant , Anglo American (Central Africa)
         Ltd working for Nchanga Consolidated Copper Mines Ltd
         1976 - 1978 Chief Accountant for a subsidiary of the engineering group Babcock and Wilcox, England
         1978 - 1984 Chief Accountant for a building, property and hotel group in Cumbria, England
         1984 to date. Self Employed as a management accountant to a variety of local businesses in Cumbria, England

         Holder is a Director of the Company.

         Holder has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Holder purchased 2,076,000 shares of ViaVid Broadcasting, Inc. over the last four years.

ITEM 4.     PURPOSE OF TRANSACTION.

         The purpose or purposes of the acquisition of the Shares by Holder was a passive investment. Holder is a Director of the Company. Depending on market conditions and other factors, Holder may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As of the date hereof, except as described herein, Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of October 28, 2004, Holder holds beneficially the following securities of the Company.

                                                                                    Percentage of shares of Common
Title of security                                             Amount                            Stock
----------------------------------------          ----------------------------------------------------------------
Common Stock                                                 2,076,000                           14%

--------------

            (b) Holder has the sole power to vote or to direct the vote of the
                Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

            (c) None

            (d) Not applicable

            (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   November 2, 2004



                                                      /s/ Howard Heskett Bouch
                                                      ------------------------
                                                      Holder










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